Exhibit 21.1

SUBSIDIARIES OF EXELIXIS, INC.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Exelixis Plant Sciences, Inc.	Delaware
Exelixis Patent Company, LLC	Delaware
Exelixis Global Services, Inc.	Delaware
Exelixis International (Bermuda) Ltd.	Bermuda
Exelixis International (UK) Ltd.	United Kingdom